[redacted]

06034880

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

P.E. 4-28-06

For the month of April 2006

000-29880
(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: April 21, 2006

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits
Technical Report and Recommendations, Summer-autumn 2004 Exploration Program, Corvet Est Property, Québec , Charles Perry – 8 copies – One Original signature

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
Summer-autumn 2004 Exploration Program, Corvet Est Property, Québec

MINES D'OR VIRGINIA INC.
Mai 2005

Prepared by:

Charles Perry, B.Sc., P.Eng.
Projects Geologist
Geonordic Technicals Services Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, MAPS AND CROSS SECTIONS

ITEM 3 SUMMARY

From June to October 2004, Virginia conducted combined prospecting, mapping, line cutting, Mag-P.P. geophysics surveys, trenching and drilling on its Corvet Est property, James Bay. Two gold bearing zones, Contact and Marco, have been already discovered by Virginia in 2002 and 2003, and a first diamond drill campaign has been performed during winter 2004. The goals of the works carried out during the summer-autumn 2004 was to map thoroughly the property in order to find new mineralized showing, and define an economic deposit along the mains gold bearing zones.

The Corvet Est property cover a part of the Guyer greenstone belt that has been trusted over the paragneiss of the Laguiche Group.

The mineralization of the Marco zone has been extended to 1.3km, between lines L16E and L30E, with a true width of 1.8 to 39.6m. It is located within a broader dacitic unit inside the Guyer greenstone belt. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alterated and highly deformed dacitic gneiss. So far, only the eastern section of the zone has been drilled systematically. The best auriferous intersections have been obtained in drilling: 4.5g/t Au over 15.0m in CE-04-18; and 2.1g/t Au over 46.0m in CE-04-32.

The Contact zone is situated at the faulted contact between the volcano-sedimentary unit and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and oddly in the highly deformed paragneiss. Gold values have been obtained over a 5km strike along this structure but the mineralization is thin. The potential of the Contact zone probably reside in the irregularities of the fault's strike where mineralized fluids could have been trapped in low pressure zone.

The Echo zone is a mineralized occurrence similar to Marco that has been founded in 2004. The deformation and the alteration are less developed. The magnetic high associated with the zone is 1.2km long but the outcrop are scarce and the Echo zone is still poorly know.

The Sao Mo-Cu-Ag porphyry was also discovered in 2004. Few works have been done so far except a basic prospecting, mapping and sampling, and two channel sampling. The mineralization is spread in a large area covering 0.7 by 3.0km with most of the high values concentrated in a 0.3 by 0.3km. The mineralization, consisting of molybdenite and/or chalcopyrite, is contained in multi-oriented veins and fractures. The host rock is a lightly deformed tonalite.

Recommendations for work to be performed in 2005 include additional drilling mainly on the Marco zone that needs to be tested systematically at a depth of 75m. Whole rock sampling on selected holes is proposed to help quantified the alteration and defined a zoning in the hydrothermal system.

Two targets along the Contact zone, where the fault have sudden shift of direction, worth some short drill holes.
Further mapping will be necessary on the Sao Mo-Cu-Ag porphyry area in order to define the center of the stock work system.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This document reports on the exploration activities carried out from June 13 to October 25, 2004, on the Corvet Est property. The report was prepared in compliance with Canadian Standard # 43-101. The data herein contained originate from field notes, descriptions of bore cores drilled by the personnel of *Services Techniques Géonordic*, as well as independent sources that are duly quoted in the text and references. The report writer participated in all of the aforementioned works.

ITEM 5 DISCLAIMER

Since the Corvet Est project is still in an early stage, this report makes no reference to legal or environmental matter requiring advice from an independent consultant.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Corvet Est property is situated in the James Bay region, Province of Quebec, Canada, 53 km south of LG-4 Airport (fig. 1), as shown in the southwestern section of leaflet S.N.R.C. 33H/05, scale 1:50 000. The property is centered on the following coordinates: UTM NAD-27 572000E and 5908000N.

The property consists of 108 contiguous claims stretching on 5,559 hectares, as delineated on the map (fig.2). The claims are 100% held by Virginia Gold Mines Inc.; they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Corvet Est is accessible by seaplane or helicopter. However it is possible to get close to the property (less than 50 km) by taking the James Bay Road, via Matagami or Chibougamau, and the Km 544 junction on Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two seaplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at Km 358. East Corvet is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 (at Km 300, Transtaiga Rd).

The property has a moderate topography with elevations varying from 350 to 450 m, an exceptionally large number of outcrops, and overburden that is not as thick as that found in the surrounding area, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the property acreage. From June to October the ground is usually not covered with snow, and lakes are not frozen.

ITEM 8 HISTORY

The discovery of gold showings by the personnel of Virginia Gold Mines in the summer of 2002 has led to their staking a first 13-claim block.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a continuous stretch of 1.2 km. This zone is composed of highly deformed meta-basalts in fault contact with meta-sediments of the Laguiche Group. The highest-grade channel sample returned 6.74g/t over 2.0 m (TR-03-01, 569150E/5907680N). As the works progressed a new mineralized zone was discovered inside the volcano-sedimentary unit 600 m north of the contact between the latter and the Laguiche Group: the Marco Zone is associated with highly deformed felsic volcanic (dacite) rock. It was delimited over a distance of 220 m; the highest-grade channel intersection returned 3.79g/t over 5.2 m (TR-03-09, 571835E / 5907115N). As a result 75 claims were added to the property.

The work completed in November 2003 included a total of 68.8 kilometers of line-cutting in a N030 orientation. In December 2003, a magnetometric survey covered the entire surface area of the grid, and induced polarization (I.P.) was performed at every 200 m (1 line out of 2), totaling 33.9 km (Simoneau and Tsimbalanga, 2004).

A 21-hole diamond drilling campaign totaling 2,498.7 m was carried out from March to April 2004 (Oswald, 2004). Nine (9) short drill holes scattered over a distance of 2.3 km tested the Contact Zone. The best intersection (11.82g/t over 4.75 m) was obtained in biotite gneiss associated with the regional fault (CE-04-14, section 13+25E). Eleven (11) holes were drilled in the Marco Zone, their length ranging from 74 to 248 m; 9 of them over a distance of 200 m to a depth of 130 m. The best intersection returned 5.12g/t over 13.4 m, including 7.04g/t over 8.0 m (CE-04-18, section 27+88E). The mineralized zone corresponds to highly deformed and altered felsic volcanite (dacite) rock at the center of which runs a passage containing muscovite (up to 25%). The mineralization is composed of finely disseminated arsenopyrite, pyrite and pyrrhotite. CE-04-16 (section 20+00E) was drilled 700 m further west on the extension of a magnetic high that corresponds to the Marco Zone. The drill hole intersected the same unit over a thickness of 102 m, including three (3) metric mineralized zones. The best intersection returned 5.08g/t over 1.02 m.

Two (2) other holes were drilled off the limits of the known mineralized zones. CE-04-17 tested an I.P. anomaly south of the Marco zone, and intersected a less deformed and mineralized dacite horizon (1.23g/t over 1.0 m).

CE-04-07 targeted a strong I.P. anomaly associated with a magnetic high at the northeastern limit of the grid. The hole intersected meta-sediments containing graphite and pyrrhotite (up to 40%), but failed to return any significant value.

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The rocks of the region are of Archean Age and part of the Superior Province (Eade, 1966; Sharma, 1977). A large portion of the property is occupied by a volcano-sedimentary sequence interpreted as being part of the Guyer Lake greenstone belt. It is composed of meta-basalts inter-layered with felsic vulcanite rocks and thin meta-sediment bands. This unit is in fault contact with the meta-sediments of the Laguiche Group. Age determination revealed that the rocks are dated at 2749Ma for the Guyer Belt and <2698Ma for the Laguiche Group (Ciesielski, 1984). The units are oriented east-west, and dip steeply towards the north. The rocks are metamorphized in the amphibolite facies.

9.2 Local Geology

A detailed geological map of the property, scale 1:5000 is attached.

The southern area of the property is occupied by meta-sediments of the Laguiche Group. Those rocks have a uniform composition of feldspar, quartz, biotite, with traces of garnet and muscovite of medium to coarse granular size and granoblastic texture. The grains reduce in size due to deformation at the contact with the meta-basalt. The color of the altered surface (buff-brown), and the presence of granitic mobilisates (for up to 25% of the rock) are very characteristic of those rocks.

The Laguiche Group is in fault contact with the volcano-sedimentary sequence of the Guyer Lake greenstone belt. The fault zone follows a general N290^{0} orientation and dips steeply towards the northeast. It affects the lithologies bilaterally over a distance of about 10 m. Measured mineral lineations suggest a vertical movement along the fault. The rocks of the Guyer Lake greenstone belt are older (2749Ma) and less metamorphized (no partial fusion) than the rocks of the Laguiche Group (<2698Ma). Here we have a regional fault that brings two distinct geological entities into contact.

On the property the Guyer Lake greenstone belt is exposed on 5 km wide. To the south it is bordered by the regional fault and the Laguiche Group. However its northern limit has not been recognized. It is composed of an alternation of meta-basalts and cogenetic gabbros; ash tuffs and crystal tuffs; and block tuffs, dacite, rhyolite and paragneiss.

Meta-basalts form the dominant lithology of the southern portion of the belt. Some meta-basalts are interspersed throughout the belt. They are dark greenish-grey, fine-grained, with a massive, pillow or brecciated (flow breccia) texture. They are composed of amphibole and feldspar.

Gabbro sills of metric thickness are frequently associated with meta-basalts. They are dark green and medium to coarse grained. They are composed of amphibole (about 60%) and feldspar (about 40%). The amphibole is automorphous, the pores filled with feldspar. No reaction to magnet was noted. The two (2) gabbro intrusions of mappable size are at the center of the grid, one on each side of the TL13N. The two bands are about 100 m thick.

The paragneisses associated with the volcano-sedimentary sequence are very fine grained and composed of feldspar, biotite and quartz. They consist of immature quartz-poor deposits that were contemporaneously deposited onto the volcanic rocks. They differ from the meta-sediments of the Laguiche Group in a manner that they are fine grained and mobilisate-free, and that they show a medium grey alteration patina. The main paragneiss band runs at less than 100 m north of the regional fault. Between line L21E and line L51E, decimetric to metric horizons of ribbon iron formation are associated with the paragneiss unit. The geophysical ground surveys of the area reveal that this segment of the paragneiss band corresponds to the highest linear magnetic anomaly and to I.P.-31 axis. The iron formation is composed of an alternation of grunerite, magnetite, chert and quartzite bands. Graphite and pyrite also occur in certain areas. A second paragneiss band occurs on lines L13E and L14E, between stations 4+25N and 6+00N, but does not follow an eastward orientation. Finally paragneiss containing pyrrhotite (20%) and graphite was uncovered on line L 29E to line 24+50N, opposite I.P.-20. A small band also occurs in the northwestern part of the grid, on the south bank of the river.

The felsic and intermediary volcanite bands are distributed between station 6+50N and the river in the northern section of the grid. The first two bands (south) are composed of dacite and rhyolite: one develops into block tuffs and lapilli tuffs (west), the other into intermediary vulcanite and feldspar porphyry (east). The other two (north) are dominated by tuff facies, mostly lapilli tuffs, but also ash, crystal and block tuffs.

The fine-grained dacite rock is beige at the altered surface and medium grey where freshly broken. It is composed of feldspar, for less than 10%, and mafic minerals (biotite, amphibole) and embedded in a micro-granular felsic matrix. The rhyolite has a similar composition, but also contains very fine quartz, for about 20%, and muscovite (1-2%). It is clear grey on the altered surface and light grey where freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. The intermediary vulcanite rocks are composed of feldspar and mafic minerals (up to 25%). In general they have a porphyric texture with 1-3 mm feldspar (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and block tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar porphyries.

There is a major tonalitic intrusion, 4 km x 5 km, in the northeastern area of the property. This homogranular medium-grained rock is composed of plagioclase, quartz, potassium feldspar and biotite. The altered surface is light grey, turning light beige to pinkish beige where freshly broken. The intrusion was affected by the regional deformation. A slight mineral alignment occurs in tonalite and a sizeable gneissic structure occurs locally.

Ultramafic rocks are exposed over 25 m wide in the northeastern part of the grid, near the south bank of the river. Two distinct compositions were noted, but their contact does not outcrop. We are therefore unable to tell if we are in the presence of two (2) sills or only one that shows magmatic differentiation. The northeastern part of the rock is composed of pyroxene, clinopyroxene, plagioclase, chlorite and talc. The southwestern part of the rock contains augite and olivine. The rocks, brown to buff brown on the altered surface and dark green where freshly broken, are highly magnetic.

Other intrusions take the form of dykes of metric thickness. They are chiefly associated with deformation corridors. The intrusions come in three different compositions: diabase, QFP and pegmatite.

Of all the rocks found on the property only diabase is not affected by deformation.

The main schistosity (S1) affecting the property units has an average N290/75 orientation. The mineral lineations measured in plan S1 always dip steeply to the northwest. The schistosity occurs frequently with small Z-shaped dragfolds. Their variation in dip indicates the presence of open folds oriented north-south. The bedding and lithological contacts are sub-parallel to the schistosity. Where measurable on the basis of poorly deformed pillow flows or of the graded bedding of the deposits, the unit polarity indicates a peak towards the northeast. There are sub-vertical fracturing zones oriented N050 to N070 in certain areas of the property. While they influence the topography, no notable displacement of the units occurs on either side of the structures.

ITEM 10 DEPOSIT TYPE

Two types of deposits were evaluated in 2004:

1) An auriferous deposit associated with deformation zones in volcanic rocks; and
2) A porphyric Mo-Cu-(Au) deposit.

ITEM 11 MINERALIZATION

11.1 Gold Mineralization - Marco Zone

The Marco Zone is associated with a significantly deformed and altered dacite unit. There is a direct link between the deformation density level and mineralization. It consists of fine arsenopyrite, pyrite and pyrrhotite needles forming irregular layers. Sulfides – their concentration remains below 15% - are aligned parallel to the schistosity planes, and affected by dragfolds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However the mineralized passages are magnetite-free. The southern contact of the zone is mylonitized, and centimetric tourmaline often occurs. The southern part of the enclosing rock is composed of slightly deformed basalt or intermediary tuff. In the northern part of the rock the lithologies are similar, but are silicified and interlayered with amphibole-garnet-diopside (up to 25% garnet) bands. These bands of metric thickness represent hydrothermal skarns.

The geophysical signature of the Marco Zone corresponds to a magnetic high. With regard to chargeability, a very weak I.P. anomaly was obtained, but strictly on line L28+00E only (Simoneau et al., 2004).

At surface significant gold grades were obtained from the Marco Zone, between 16+65E and 18+00E, and between 27+00E and 30+30E. Three drill holes confirmed the continuity of the mineralized zone between those two segments, thus extending the total length to 1,365 m (see longitudinal map in pocket). The zone west of 16+65E was not recognized at surface. The magnetic survey revealed that the zone pinches out between lines L15+00E and L16+00E. East of 30+30E, trenching exposed dacite on line 31+75E and 32+30E, but no mineralization was observed. Intense silicification was noted however. The magnetic survey suggests that dacite may stretch as far as L42+00E.

So far the best channel intersections graded **7.82g/t over 3 m** (TR-CE-04-09) and **3.79g/t over 5.2 m** (TR-CE-03-09). The deepest hole struck the Marco Zone at a vertical depth of 250 m (CE-04-32: 2.14g/t Au over 25.3 m). The true thickness of the mineralized zone ranges from 1.8 m to 39.6 m.

11.2 Gold Mineralization - Echo Zone

The Echo zone is situated 150 m south of the Marco Zone. It is also associated with a dacite unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. Three gold values were returned over a distance of 150 m.:

1.23g/t Au over 1 m - CE-04-17, section 27+78E
2.57g/t Au over 1 m - trench TR-CE-04-43, section 28+50E
2.06g/t - from a selected sample taken in section 29+35E

The magnetic high associated with the Echo Zone is 1.2 km long, stretching between line L17+00E and line L29+00E. A 300 m I.P. anomaly (IP-35) overlies the eastern part of the magnetic high. The relative large amount of pyrite in the Echo Zone as opposed to arsenopyrite could explain why the chargeability is stronger here than in the Marco Zone.

11.3 Gold Mineralization - Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the meta-sediments of the Laguiche Group. This regional fault runs across the southern part of the property. It follows a general N290 orientation and dips steeply to the northeast, except in the area east of L40+00E where it runs east-west. Gold values were obtained quasi-continuously between line L2+00E and line L51+00E over nearly 5 km. Gold is chiefly associated with mylonitic basalts situated at or near contact with the Laguiche Group. The mineralized basalt is composed of amphibole, plagioclase, biotite, and to a lesser extent, phlogopite, chlorite or carbonates, with developed disseminated silicification. The mineralization is composed of sulfides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) in disseminated form or, to a lesser extent, in stringer form. The highest-grade surface samples were taken in 2003 (Oswald, 2004), in the western part of the Contact Zone: **6.74g/t Au over 2 m** (TR-03-01) and **13.05g/t Au over 1.35 m** (TR-03-03). The deepest intersection with the Contact Zone was 100 m vertically, and returned 1.01g/t Au over 5.1 m (CE-04-28). The true thickness of the mineralized zone ranges from 0.8 m to 3.8 m.

QFP dykes occur frequently in the deformation zone. Contrary to dykes found elsewhere on the property, these are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best values were 4.46g/t Au over 0.4 m (TR-CE-04-35 – the sample remains open to the south due to overburden), and 1.14g/t Au over 1.4 m (TR-CE-04-33).

The meta-sediments of the Laguiche Group affected by the fault zone contain pyritic horizons of metric thickness forming long I.P. axes. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50ppb Au, and where values ranged between 100 and 350ppb very few neared 1g/t. The highest-grade surface samples from the Laguiche meta-sediments read 0.93g/t Au over 1 m (TR-CE-04-23); 1.14g/t Au over 1 m (TR-CE-04-31); and 1.30g/t Au over 1 m (TR-CE-04-38 – open bilaterally).

11.4 Mo-Cu-Ag-(Au) Porphyric Mineralization - Sao Showing

Most of the following text was extracted from a memorandum written by M. Savard (2004).

In the fall of 2004, copper and molybden mineralization was uncovered in the northern part of the property by Charles-Étienne Ouellette (prospector, S.T.G inc.) and Mathieu Savard (Geologist, Virginia Gold Mines). The mineralization concentrates in an area of 0.7 km x 3 km, along the southwestern limit of a tonalitic intrusion. The latter is composed of plagioclase, quartz, biotite and potassic feldspar found in variable quantities. Secondary biotite and muscovite occur in certain areas. It has a slightly developed N240°-oriented gneissosity that dips moderately to the northwest. The tonalite is part of a multiphase intrusive mass, 4 km x 5 km, where in the eastern part contains granite to magnetic facies and granodiorite facies.

The mineralization is associated with multi-oriented veins and fractures (N010°, N030°, N250°, N300°, and N340°). The veins vary from 1 to 90 cm in width. In general the density of the veins and fractures are of the order of 1 x 25 m^2, except at the center of the mineralized zone where within a radius of 350 m the density reaches about 1 x 4 m^2. The mineralization is arranged in blanket-like deposits in the fracture plans and in masses disseminated in the walls and inside the veins. It is composed of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite (tr-2%). Traces of chalcocite and native copper occur locally. At the surface ferrimolybdite occurs frequently. This mineral, which forms a yellow powder, is generated by meteoritic alteration of molybdenite. The veins can only contain molybdenite, or chalcopyrite, or both. Molybdenite veins intersecting copper veins were found in two locations.

The values from selected samples read **4.21% Mo** (sample 18905) and **1.57% Cu, 55g/t Ag and 0,20g/t Au** (sample 18902). The best channel intersection reads **1.06% Mo, 0.24% Cu, 23.5g/t Ag and 72ppb Au over 1 m** (Trench TR-CE-04-46). Most selected samples that show a molybdene content in excess of 1% originate from the central part of the mineralized zone, where the density of the veins and fractures is highest.

ITEM 12 EXPLORATION WORK

The exploration work described in this report was conducted from June 13 to October 25, 2004. The members of *Services Techniques Géonordic* who participated in the exploration activities were: Martin Aucoin (Assistant Geologist), Aaron Coon (Labourer), Donald Couture (Technician), Hugo Gauvin (Technician), Éric Hébert (Geologist), Jean-François Larivière (Geologist), André Lessard (Technician), Guillaume Matton (Geologist), Robert Oswald (Geologist), Francis Paré (Technician), Charles Perry (Engineering Geologist), Paul Sawyer (Technician), Sam Shecapio (Labourer), Frédéric Turenne (Assistant Geologist), Philippe Allard and Mathieu Savard (Geologists, Virginia Gold Mines).

The work consisted of basic prospecting, geological mapping, mechanical trenching, geological spot and channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization), and drilling.

Line-cutting was contracted out to J. A. McCleod Exploration. Two line-cutting blocks were implemented to expand the existing grid: the first one between line L16E and L4E from LR8N to LR13N (7.2 km); the second from line L37E to line L55E (variable length) between stations 2+00N and 16+00N, for a total of 28.6 km.

Géosig inc. (Tshimbalanga, 2004) conducted the ground geophysical surveying operations. Totaling 38.4 km, the magnetometric survey covered all of the new lines and line extremities of the former grid in order to merge the two surveys. The induced polarization survey covered a new line out of two, for a total of 16.5 km.

Belham Ltd. carried out the trenching operations from June 29 to July 26, 2004. A demountable and helicopter transportable HS40 Superhoe excavator was used to execute the work.

Prospecting and mapping covered the overall line-cutting. Traverses were run on other areas of the property likely to outcrop. Results are shown on the enclosed geological maps (in pocket). The works have allowed to establish that the southern area of the property is occupied by a volcano-sedimentary sequence in fault contact with paragneisses of the Laguiche Group. A tonalitic foliated intrusion developed in the northern part of the volcano-sedimentary sequence. A detailed description of the units is provided in section 9.2 Local Geology. During prospecting, 501 selected samples were taken (1308 – 807, channel) and analyzed.

Detailed mapping and channel sampling of the excavated trenches were conducted. The trenches are listed in table 1, and corresponding figures are shown in Appendix 3. Trenches TR-CE-04-01 to 21 allowed the zone to be enlarged.

12.1 Trenching Results

All of the excavated trenches were mapped in detail and channel sampled. The trenches are listed in table 1, and corresponding figures are found in Appendix 3.

12.1.1 Marco Zone

Nineteen (19) trenches were excavated in the Marco Zone, and 397 channel samples were taken. Nine (9) trenches (TR-CE-04-02 to 10) covered the discovery showing area of the Marco Zone, and four (4) others (TR-CE-04-11, 13-15), its eastward extension. The last six (6) (TR-CE-04-16 to 21) covered the westward extension of the Marco Zone.

TR-CE-04-02 only exposes the embedding meta-basalt rock, therefore was not mapped nor sampled.

TR-CE-04-03 follows an average N070° orientation. It is 55 m long. It exposes the dacitic unit of the Marco Zone over a thickness of 35 m. From south to north, pillow meta-basalt gives the rock a normal polarity (northeasterly), then quickly becomes strongly deformed with pillow remnants. The contact with dacitic gneiss is emphasized by a tourmaline vein of <5 cm: it is fine-grained, strongly foliated, and folded. The ribbon texture results from the alternation of light grey and QZ/FP-rich bands, and dark grey bands that contain FP, AM, GR, BO and MG. The sulfide content varies from traces to 8% (AS, PY, PO). Deformed meta-basalt is back in the last two (2) meters of the trench. All of the gold values are associated with dacitic gneiss. The best intersection, **4.2g/t Au over 2.0 m**, is found 6 m from the superior contact. Near the center of the unit, the gold value is 1.5g/t Au over 1.0 m, and 1.2g/t Au over 1.0m. Finally, 5 m from the inferior contact the gold value reads 3.3g/t Au over 1.0 m.

TR-CE-04-04 exposes the northern contact of the dacitic gneiss with the embedding meta-basalt rock. It was not mapped nor was it sampled.

TR-CE-04-05 follows a N080° orientation and extends over 41 m long. It completes the hand-excavated trench performed in 2003 (Oswald, 2004), but does not enhance the intersection obtained (TR-03-09; 3.8g/t over 5.2 m). Dacitic gneiss is exposed over 19 m wide. The inferior wall is made of pillow meta-basalt that gets intensely deformed near contact with dacitic gneiss. The latter is injected by a tourmaline vein near contact. The four (4) first meters of the unit is rusty brown in altered surface and contains up to 10% of sulfides (AS, PY, PO). This is where gold concentration is found: **3.8g/t Au over 3.25 m.** The dacitic gneiss is composed of fine-grained FP, QZ, AM, BO, GR and MV distributed according to an alternation of centimetric bands of leucocrate and melanocrate minerals. A GR (5%) enrichment was noted in the last 1.5 m, near superior contact. Intensely foliated meta-basalt forms the superior wall.

TR-CE-04-06 and **TR-CE-04-07** are nothing more than enlargements of previous trenches (TR-03-10 and 11 respectively). The mineralized zone being extensively covered, these trenches were not mapped or sampled.

TR-CE-04-08, situated 5 m east of line L27E, is oriented to N036° and measures 12 m long. It is the last trench in the western section of the Marco Zone before Boomerang Lake. Dacitic gneiss is exposed over 5.0 m thick. It is mylonitized, and contains 1-3% sulfides (AS, PY, PO). Near superior contact, dacitic gneiss is affected by brittle-ductile shearing, possibly late, characterized by an apparent dextral movement. The central part of the dacitic zone returned **2.6g/t Au over 3.0m.** The walls are made of intensely deformed meta-basalt.

TR-CE-04-09 is situated 20 m east of TR-CE-04-08. It is 17 m long and follows a N060° orientation. It exposes silicified and microcline-alltered dacitic gneiss over 7 m thick. Similar to the previous trench, the center of the unit is mineralized: 7.8g/t Au over 3 m. The south wall is made of meta-basalt whereas the north wall consists of a transitional unit of silica- and microcline-altered meta-basalt. The schistosity follows a N303° orientation and dips abruptly to the northeast.

TR-CE-04-10 stretches in the eastern extremity of the Marco Zone (line L29+33E), over 29 m long, in a N040° orientation. Dacitic gneiss is exposed over 24 m wide. The mineralization is composed of pyrite, arsenopyrite and pyrrhotite in quantities not exceeding 5%. The southern contact with the meta-basalt is emphasized by a centimetric folded tourmaline vein. The northern wall is not exposed. The best gold values returned came from the samples taken near the northern limit of the trench: 1.7g/t Au over 5.0 m, including 2.4g/t Au over 3.0 m.

12.1.2 East Marco Zone

TR-CE-04-11 and **TR-CE-04-13** failed to intersect the dacitic unit. The first trench, located along the southern edge of an outcrop that exposes 1 m of dacitic gneiss, where a spot sample graded 11.6g/t Au, failed to enlarge the known zone due to the presence of very thick overburden. The second trench, further south, only exposes the embedding meta-basalt. Therefore these two trenches were not mapped.

TR-CE-04-14 is located 150 m east of trench # 11. It follows a N030° orientation over 90 m long. At the center it exposes dacitic gneiss over 5.5 m thick, free of microcline- and amphibole-rich bands. The mineralization is limited: <1% PY. No anomalous auriferous value was obtained in this trench. On both sides, there are meta-basalt rocks, sometimes pillowed, and moderately silica-altered. The S_1 schistosity follows a N290° orientation, and dips abruptly to the northeast. A Z-shaped P_2 fold axis was measured: N308°/57°.

The last trench excavated on the eastern side of the East Marco Zone, **TR-CE-04-15**, exposes dacitic gneiss. The trench is situated at L32+35E, 60 m east of trench # 14. It follows a N360° orientation and measures 60 m long. Dacitic gneiss is exposed over 35 m wide. It is strongly silicified but free of microcline- and amphiole-enriched bands, which are characteristic of the Marco Zone. No mineralization was noted and no auriferous value obtained. The walls consist of silicified meta-basalt rocks, with pegmatite injections in the southern part.

12.1.3 Marco Zone - West Extension

In the first drilling campaign conducted in the spring of 2004, an exploratory drill hole was performed on line L20E to test a magnetic axis west of the Marco Zone. **CE-04-16** intersected 102 m of dacitic gneiss similar to that found in the Marco Zone, which contains three mineralized zones of metric thickness. The best auriferous interval graded 5.7g/t Au over 1.0 m, from 59.7 to 60.7 m.

TR-CE-04-16 aimed to explain the magnetic high being interpreted as the western extension of the Marco Zone, between line L24E and line L25E. The trench follows a N060° orientation over a length of 25 m. The southern half of the trench barely outcrops. It contains intermediate ribbon gneiss with alternation of amphibole- and feldspar-rich bands. Other minerals are: quartz, garnet and epidote. Quartz porphyries or plagioclase occur locally. The presence of magnetite was noted in a specific area. Mineralization is limited to traces of disseminated pyrite. Deformation varies from strong to intense. The S_1 schistosity follows a N320° orientation and dips abruptly to the northeast. While there are signs of microcline- and amphibole-alteration, the trench fails to expose the dacitic gneiss of the Marco Zone. Pursuing this trench southerly was unfeasible due to the presence nearby of the lake.

TR-CE-04-17 was excavated on line L23E, between stations 10+00N and 10+30N. It aimed to explain the magnetic high being interpreted as the western extension of the Marco Zone. The excavation exposed a low magnetic intermediate meta-volcanite with traces of pyrite and pyrrhotite. At the center of the trench, there is an alternation of amphibole/garnet-rich bands and feldspar-rich bands. We were unable to pursue the trench southerly, for the basement was extending below the water table. As a result, this trench covered only part of the magnetic high. No anomalous auriferous value was returned.

Due to Boomerang Lake, the subsequent trench, **TR-CE-04-18**, could only be excavated on line L18N. This 77-m long trench follows a N020° orientation. The exposed rock is composed of intermediate meta-volcanite of fragmentary texture. In the northern and less deformed section of the trench, we noted up to 20% of felsic fragments (lapilli) in a mafic matrix that contains 40 to 50% amphibole. The lapilli elongation found in more deformed zones produces a ribbon-textured rock. The latter contains none of the strongly microcline- and silica-enriched zones found in the Marco Zone. In general mineralization is limited to <1% PY-PO-AS, except in the southern part of the trench where the inferior wall of a QFP dyke contains 5% AS and 2% PY. This is where the best auriferous intersection is located: 3.6g/t Au over 2.0m. A grade of 1.7g/t Au over 1.0 m was obtained 46 m further north, near a shear zone.

On L17+30E, **TR-CE-04-19** is 70 m long and follows a N030° orientation. It exposes a sequence of intermediate meta-volcanite rock. Its texture, frequently fragmentary, consists of mafic amphibole-rich fragments supported in a felsic matrix. In the northern part of the trench, there is a porphyric dyke (QFP) 1 m thick. The north wall of the dyke, which is composed of intermediate meta-volcanite with less than 1% PO-AS, returned 1.2g/t Au over 1.0 m. In the southern thirds of the trench, intermediate meta-volcanite gets magnetic and contains 1 to 10% PO-AS over 2 m wide: **3.4g/t Au over 2.0 m**. The south wall of this mineralized zone is anomalous in Au (0.3g/t over 2.0 m) and contains garnet and biotite.

TR-CE-04-20 is 90 m long and runs in a N040° orientation. It is situated at L16+60E. The exposed lithology can be described as intermediate meta-volcanite or silicified meta-basalt. It also contains three metric QFP dykes, however the gold grades in the dyke walls are very much on the low side (<89 ppb Au). At the center of the trench, an auriferous value was obtained from a rock where no particular mineralization or alteration was described: 1.4g/t Au over 1.0 m.

The westernmost trench excavated in the Marco Zone, **TR-CE-04-21,** aimed to expose the western extension of the Marco Zone. Located at L15+80E, it is 65 m long and oriented to N030°. Unfortunately the bedrock topography prevented us from exposing the mineralized zone. The visible lithology of this trench consists of meta-basalt with PG, AM and BO. The samples taken in the southern half of the trench contains 5-25% of FP-AM-GR leucosomes. The texture gets fragmentary over 4 m wide (mafic matrix of felsic fragments). The northern thirds of the trench is injected by three (3) decimetric-to-metric dykes that are a short distance apart. The schistosity plane, well developed, follows a N293°/70° orientation. No gold value was obtained from this trench.

12.2 Contact Zone

The Contact Zone is associated with a deformation corridor at contact between basalts and the meta-sediments of the Laguiche Group. This regional fault runs across the southern part of the property. It follows a general N290 orientation and dips steeply tothe northeast, except in the area east of L40+00E where it runs east-west. Gold values were obtained quasi-continuously between lines L2+00E and L51+00E over nearly 5 km. Gold is chiefly associated with mylonitic basalts situated at or near contact with the Laguiche Group.

In 2004, 21 trenches were excavated between lines L3E and L44E, and 326 channel or spot samples taken. Two trenches were hand-excavated (TR-CE-04-44 and 45) for they were located in areas of more difficult access. The following paragraphs describe the trenches westeasterly.

TR-CE-04-22, centered on station L3+00E/0+75S, tested the Contact Zone and I.P. axis #2. It is 42 m long and follows a N360° orientation. The first few meters in the northern section of the trench contain silicified meta-basalt that gets progressively deformed and mineralized (PO-CP) as it moves closer to the contact with the following unit. The rest of the trench exposes a lithology that consists of FP-QZ-BO-GR paragneiss with 20% of felsic mobilisates due to partial fusion. Here again deformation decreases as the trench moves away from the contact. Near contact, felsic mobilisates are totally obliterated, with only a few quartz-rich and subrounded fragments left. Paragneiss contains a homogenous mineralization with 1 to 3% of disseminated PY-PO, and is likely to have caused the I.P. anomaly. Most gold is concentrated in the mylonitized basalt directly in contact with paragneiss. We noted fine PY and AS dissemination (less than 10%). The corresponding gold grade amounts to **6.5g/t Au over 1.0 m.** The two units are obviously in fault contact. Since their respective metamorphism occurs in different levels (one is migmatized, the other is not), there has been a significant movement along that structure. The measured mineral lineations dip strongly to the NNW, suggesting that meta-basalts overlap paragneisses of the Laguiche Group.

TR-CE-04-23 is located at L4+35E, between the baseline and station 0+44S. It exposes the same two lithologies as those found in the previous trench, except that the contact is not exposed because of the presence of an overburden graben. The best gold value obtained in meta-basalt was 382ppb Au over 1.0 m, whereas paragneiss returned seven (7) anomalous values ranging from 132 to 429 ppb Au, the highest being 0.9g/t over 1.0 m.

A few meters west of L6E, **TR-CE-04-24** failed to expose the Contact Zone due to very thick overburden. Only meta-basalt occurs in this 16 m trench oriented to N040°. The best value obtained reads 233ppb Au over 1.0 m.

TR-CE-04-25 is found on line L8E between stations 1+00S and 1+50S. It was excavated to explain I.P. axis #1 near the Contact Zone. The trench exposes a sequence of migmatized paragneiss of the Laguiche Group. The I.P. axis results from homogenous dissemination of PY and PO (up to 2%). Five weak Au anomalies (109 to 360ppb Au) occur in the trench. However, mapping shows that the Contact Zone fault deviates over some one hundred meters to the south. One of the consequences of this deviation is distorted geophysical interpretation of the I.P. axes. The I.P. axis explained by this trench should be correlated with I.P. axis #2 rather than I.P. axis #1., which is generally situated more than 100 m away from the Contact Zone. This is why the geophysician had trouble interpreting the I.P. survey conducted at 200 m intervals in a structurally complex geological context.

Also near L8E, but about 25 m further north, **TR-CE-04-26** has a N150° orientation and is 19 m long. It exposes a sequence of mylonitized basalt with several tight folds and a strongly altered decimetric horizon essentially composed of actinote. The presence of a

QFP dyke was also noted. The best value reached 1.6g/t Au over 1.0 m in the north wall of the actinote schist. The schistosity plane is generally oriented N290°/83° while the P_2 fold axis follows a N078°/55° dip.
In the area where the previous two trenches were excavated, **TR-CE-04-27** exposes the Contact Zone near L8+50E. The 22-m long trench follows a N050° orientation. The southwestern section is occupied by a paragneiss of the Laguiche Group while the other exposes a relatively to strongly deformed meta-basalt that is sometimes altered by biotite schist. The meta-basalt rock is injected with two QFP dykes of decimetric thickness. The best gold grade obtained was **2.4g/t Au over 1.0 m** in the northern wall of a QFP dyke, where meta-basalt contains arsenopyrite (1%).

At L9+65E, **TR-CE-04-28** partly exposes the Contact Zone. It is oriented to N030° and measures 14 m long. In the northern section, the first two meters (north) are occupied by a strongly deformed meta-basalt rock, an overburden pit covering the Contact Zone and, further south, a QFP dike, 1 m thick, followed by paragneiss of the Laguiche Group occupying the rest of the trench (7 m). Traces of sulfides (PY-AS) are visible in the dyke and south wall of the trench, but no significant gold value was returned.

Along L10E, **TR-CE-04-29** exposes the Contact Zone. Here the bedrock is strongly fractured. The trench follows a N010° orientation over 23 m long. It is mostly occupied by strongly deformed, granular meta-basalt rock that could represent co-genetic gabbro veins. The last five meters in the southern section of the trench are composed of paragneiss of the Laguiche Group. Gold is concentrated in meta-basalt directly in contact with paragneiss. Unfortunately rock fragmentation prevented us from taking any channel sample; only one spot sample was taken, grading **9.3g/t Au**.

TR-CE-04-30, located at L12+35E, is 29 m long, and follows a N030° orientation. The southern half is occupied by paragneiss of the Laguiche Group. The northern half contains meta-basalt and co-genetic gabbro. The fault contact between the two units is not exposed. The best gold value corresponds to mylonitized meta-basalt with 5-10% PY grading 0.9g/t Au over 1.0 m. In the northern section of the channel the schistosity follows a N286°/85° orientation, whereas in the paragneiss unit it is less abrupt (N288°/64°).

TR-CE-04-31 was excavated on L13E with a view to expose the Contact Zone. It is oriented to N045 ° and measures 24 m long. Here again the southern section of the trench is occupied by paragneiss, whereas the northern section is composed of meta-basalt/gabbro. The fault contact is oriented N290°/88°, and partly exposed at the center. The best gold value is associated with the paragneiss, some 1.0 m south of the fault (1.1g/t Au over 1.0 m).

TR-CE-04-32 is located at L14+75E. It follows a N060° orientation and is 10 m long. The intensely fractured bedrock makes sampling difficult. This trench only exposes deformed meta-basalt, and one spot sample (with 2% PY) graded 1.0g/t Au.

TR-CE-04-33 is found on line L19E. It is oriented to N032° and 25 m long. The northern thirds of the trench is occupied by a meta-basalt/gabbro sequence injected by a QFP dyke 1.8 m wide. The rest of the trench is composed of paragneiss of the Laguiche Group. The best gold value (1.1g/t Au over 1.4 m) is associated with the southern section of the QFP dyke, which contains 3% AS.

In **TR-CE-04-34** we tried to expose the Contact Zone along line L21E, but to no avail. Consequently we decided not to describe it, nor to sample it.

TR-CE-04-35 was excavated at L24+55E. It chiefly exposes paragneiss of the Laguiche Group, except in the first three meters of the northern section, where we found deformed meta-basalt and a QFP dyke of unknown width. Unfortunately the contacts between the lithologies are not visible, for the overburden is thicker in that area. The best gold value, **4.6g/t Au over 0.4 m**, is associated with the QFP dyke, which contains <1% AS-PO. The value remains open on both sides because the dyke is only partly exposed.

TR-CE-04-36 was excavated at L26+20E, that is, 45 m east of drill hole CE-04-15. This trench is 23 m long and oriented to N020°. Drill hole CE-04-15 is the easternmost drill hole along the Contact Zone. It graded 3.4g/t Au over 0.5 m in a QFP dyke containing 1% AS-PY-PO.

The trench returned **2.1g/t Au over 1.0 m** in deformed meta-basalt situated 4.5 m north of the fault contact. **The value remains open on the north side.** The QFP dyke is located 3.0 m from the fault contact, but only returned 0.2g/t Au over 0.5 m. No anomalous gold value was obtained in paragneiss of the Laguiche Group, which occupies the southern part of the trench. The regional S_1 schistosity follows a N290°/68° orientation.

TR-CE-04-37 is situated at L27+80E. It is oriented to N345° and is 15 m long. On the south side of the trench, paragneiss of the Laguiche Group is exposed in the first four meters. Meta-basalt and a QFP dyke of 1.0 m thick occupy the rest of the trench. The highest Au value amounted to 0.4 g/t Au over 1.0 m in the QFP dyke, which contains 1% AS. The lithological contacts are oriented to N275°/52°, whereas the measured schistosity exhibited in paragneiss is oriented to N286°/72°.

TR-CE-04-38 was excavated at L30+10E. It is oriented to N026° and is 22 m long. The southern half of the trench is occupied by paragneiss of the Laguiche Group, and the northern half by meta-basalt. A thin QFP dyke, 15 cm thick, is injected into the meta-basalt 40 cm north of the fault/paragneiss contact.

The best Au value, **1.3g/t Au over 1.0 m**, is associated with paragneiss and **remains open on both sides.** It is situated 10.5 m south of the fault contact. No specific mineralization was observed in this sample.

TR-CE-04-39 is situated at L33+90E. It is oriented to N005°, and is 14 m long. Meta-basalt occupies the northern part of the trench. The southern part is composed of paragneiss of the Laguiche Group. A 70-cm QFP dyke is injected into the fault zone at the contact of the two units. The best Au value is associated with the dyke: 0.2g/t Au over 0.7 m. However only one sample per lithology was taken, for a total channel sampling length of 2.6 m. As observed in the previous sampling results gold mineralization was at times observed several meters away from the Contact Zone, and not necessarily associated with notable quantities of sulfides. Therefore it is possible that we missed an auriferous zone due to very selective sampling.

TR-CE-04-40 is located at L36+50E. It is oriented to N020° and is 25 m long. The Contact Zone is not exposed in the trench, for located in a topographic hollow. Mylonitized meta-basalt occupies the northern part of the trench, while the southern part is made of paragneiss of the Laguiche Group, also strongly deformed. Between the two, the bedrock lies under the water table, which in this specific area is only 1 m deep. The best value originates from a spot paragneiss sample (0.4g/t Au) taken while excavating the trench before it became flooded.

TR-CE-04-44 was hand-excavated at L43+35E. The trench follows a N335° orientation and is 15 m long. Most of the trench is made of deformed meta-basalt, except in the southern extremity where the last two meters are occupied by paragneiss of the Laguiche Group. In the first five meters north of the fault contact meta-basalt is injected by four QFP dykes, 15 to 90 cm thick. The narrowest dyke is boudinaged, thus demonstrating a syntectonic setting. The best gold value, **4.5g/t Au over 1.0 m**, is located in meta-basalt 10 m north of the fault contact, where the rock is silica- and phlogopite-altered, contains up to 10% AS and injected by a decimetric QZ vein. Meta-basalt on both sides of the sample graded 0.3 and 0.5g/t Au over 1.0 m, thus giving an intersection of **1.7 g/t Au over 3.0 m**.

TR-CE-04-45 was also hand-excavated. It is situated at L43+50E to cut through the same mineralized meta-basalt horizon as that exposed in the previous trench. This trench is oriented to N010° and is 14 m long. Only the QFP dyke exceeding 2 m thick and meta-basalt were found in this trench. Meta-basalt is medium-grade silicified and contains PO (<1%-3%) and AS (traces to 1%). The auriferous intersection obtained read 0.5g/t Au over 2.0 m.

12.3 Iron Formation

A band of fine-grained paragneisses composed of FP-QZ-BO occurs in meta-basalt near fault contact with paragneisses of the Laguiche Group. But contrary to the latters, the formers are not migmatized and their granular size much smaller. An iron formation is associated with the eastern part of this band of sediments, between lines L20E et L47E. In the course of previous activities, prospecting the iron formation has failed to give significant results (Oswald, 2004). Nevertheless two trenches were excavated in the iron formation in the summer of 2004, chiefly for structural interpretation purposes, because the bedding (S_0) and subsequent deformation phases are easily identifiable.

TR-CE-04-01 is composed of two parallel excavations 10 m apart at L20+50E and L20+60E. They are 16 and 20 m long respectively; they follow a N360° orientation, and are mainly occupied by thin and heavily folded beds of fine-grained FP-QZ-BO-AM paragneiss. Some horizons of exhalative origin show a very high QZ content. Locally paragneiss contains up to 5% of finely disseminated PY. Centimetric horizons of iron formation also occur, occupying 1% of the trenches. They are composed of MG-GN-PY-PO-GP-GR. The numerous tight folds affecting them suggest the presence of only one horizon repeated by folding. This is the westernmost known occurrence of the iron formation in this paragneiss unit. None of the 26 samples taken and analyzed returned a significant value.

TR-CE-04-41 is situated at L36+30E, on the fine-grained paragneiss unit with interbedded horizons of iron formation. It is 40 m north of TR-CE-04-40, which was excavated on the Contact Zone. TR-CE-04-41 follows a N005° orientation, and is 16 m long. It is composed of fine-grained paragneiss (FP-QZ-BO) with <1% graphite and decimetric bands of iron formation. The latter is chiefly made of grunerite and magnetite with little pyrrhotite and graphite. The horizons of iron formation bring out the many folds affecting the paragneiss unit. North of the trench, the dip of a P_2 fold was measured: N072°/50°. The regional S_1 schistosity follows a general N294°/60° orientation, but undulates quite a lot due to the presence of multiple P_2 folds. Analysis of the 13 channel samples taken from this trench has failed to reveal any significant value.

12.4 Echo Zone

The Echo Zone is sub-parallel to the Marco Zone, some 150 m apart. The Echo Zone is also associated with a unit that is chiefly made of dacitic gneiss, but compared to the Marco Zone, contains a larger proportion of rhyolitic gneiss. However, the hydrothermal alteration in the Echo Zone is much inferior. Also its poor mineralization is dominated by pyrite.

TR-CE-04-43 cuts across the Echo Zone at 28+50E. The trench is composed of four hand-stripped outcrops scattered over a distance of 43 m with an azimut of N025°. The first meter in the northeastern part of the trench is composed of meta-basalt. It is followed by 23 m of intermediate gneiss, the upper part of which is characterized by amphibole porphyres. Then comes the actual unit of felsic volcanites. It is composed of 7 m of dacitic gneiss and 12 m of rhyolitic gneiss. The outcrop ends in the southern part of the trench with a vertical rock wall. The best gold value amounted to 2.6g/t Au over 1.0 m in dacitic gneiss that has no visible mineralization. The regional S_1 schistosity in the northern section of the trench reaches N292°/72°, which is comparable to that generally found in that specific area of the property. On the other hand, the S_1 schistosity in the southern section of the trench follows a N138°/85° orientation. The abrupt dip to the southeast is rather unusual on the East Corvet property. It could be that the rock wall in the southern part of the trench corresponds to a major shear zone influencing the regional schistosity. The elongated shape of the lake south of the trench is also compatible with the presence of a major structure in that area.

12.5 Sao Showing

The Sao showing was discovered in the fall of 2004. It is located in the northern part of the property. It consists of copper, molybdene and silver mineralizations associated with the networks of quartz veins injected into low-gneiss tonalite. The mineralization concentrates in an area of 0.7 km x 3 km, along the southwestern edge of the tonalitic intrusion. It is composed of plagioclase, quartz, biotite and potassium feldspar of variable quantity. Secondary biotite and muscovite also occur in certain areas. It presents a poorly developed gneissic structure oriented to N240°, and dip moderately to the northwest. Tonalite is part of a multi-phased intrusive mass of 4 km by 5 km. In the eastern section, it contains granodiorite facies as well as granite to magnetite facies. Two trenches were hand excavated 200 m apart on the Sao showing in the fall of 2004.

TR-CE-04-46 is oriented to N060° and is 28 m long. It exposes tonalite that is poorly gneissic and moderately fractured. It is injected by five quartz veins of 1 to 80 cm large. The veins contain molybdemite (from traces to 5%) and chalcopyrite (from traces to 1%). The veins follow various orientations: N325°, N340° and N020°. The best mineralized intersection reads 1.06% Mo, 0.24% Cu and 23.5g/t Ag over 1.0 m. It is associated with the most important vein of the trench.

TR-CE-04-47 is located 200 m southwest of TR-CE-04-47. It is oriented to N050° and is 20 m long. Here again, the trench exposes poorly gneissic tonalite injected by several centimetric quartz veins poorly mineralized with molybdenite and/or chalcopyrite. The best mineralized intersection read 0.10% Mo, 0.04% Cu and 2.2g/t Ag over 1.0m.

12.6 Other Sector

TR-CE-04-12 is located at L30+50E. It was excavated on I.P-10, which is associated with magnetic high. Previous prospecting suggested the presence of a P_2 fold of plurimetric amplitude. The trench confirmed that observation. That is why this trench is also known as the *Z Trench*. The outcrop thus exposed has the shape of an equilateral triangle with sides varying from 20 to 22 m. The exposed lithologies are, east-westerly: biotitized basaltic gneiss; QFP dyke; amphibolite with 20% GR and 1-10% PO; mylonite interbedded by GR and DI altered amphibolite; poorly phlogopite-altered basaltic gneiss; and metasomatic FP-GR-DI gneiss. No significant auriferous value was obtained in that trench. The I.P.-10 axis and corresponding magnetic high are explained by the garnet-bearing amphibolite horizon mineralized with PO. Sub-parallel S_0 and S_1 planes are oriented to N324°/80° in the northern area of the trench, then switches to N018°/82° near the center before it finally follows a N330°/70° orientation in the southern section of the trench. The attitude of the S_0/S_1 surfaces bring out two P_2 fold axes, one synformal, the other antiformal (dips unknown) some 10 m apart.

ITEM 13 DRILLING

In the summer and fall of 2004, 16 holes (3,186 m in total) were drilled in two successive stages. The first, from July 4 to 28, 2004, included drill holes CE-04-22 to CE-04-30; the second, from September 21 to October 23, 2004, included drill holes CE-04-31 to CE-04-37. The work was contracted out to Forages Bradley, under the supervision of Robert Oswald, Geologist, and Charles Perry, Engineering Geologist, STG inc.

Table 2 summarizes the main information on the drill holes. Drill logs are grouped together in Appendix 4. Sections are provided with the plans (in pocket).

13.1 Drilling Results

13.1.1 Marco Zone

13.1.1.1 Section 20E

CE-04-34 aimed to intersect the western extension of the Marco Zone at some 100 m below the drill point of CE-04-16. The hole struck successive layers of basalt, intermediary ash to crystal tuff, poorly silicified basalt, and altered (silica and microcline) dacitic gneiss between 70.2 and 196.8 m deep. Five auriferous horizons of metric thickness were intersected in the bottom half of the unit. They correspond to intensely deformed, fine-grained horizons containing sulfides (up to 5%: pyrite, arsenopyrite and pyrrhotite). The best intersection returned 3.53g/t Au over 4.0 m between 152.0 and 156.0 m.

Deeper than the mineralized unit, the hole ran into tuff horizons: one slightly biotitized mafic lapilli tuff and one intermediary ash and crystal tuff (218 m).

13.1.1.2 Section 23E

CE-04-35 aimed to investigate the continuity of the Marco Zone between sections 27+25E and 23E. After crossing intermediary volcanites, microcline- and amphibole-altered (25%, in the form of centimetric veins) and silicified locally, with 5 m of meta-basalt, the drill hole intersected mineralized dacitic gneiss (68.1 and 70.4 m), strongly deformed and silica- and microcline-altered. It is composed of very fine feldspar (including microcline), quartz and biotite grains. The mineralization is composed of 7% of very fine sulfides (pyrite, arsenopyrite and pyrrhotite) aligned parallel to the foliation. The dacitic unit returned 4.99g/t Au over 2.0 m.

Below the mineralized zone the hole crossed intermediary ash, lapilli and crystal tuffs until it reached 100 m deep. The wall is silicified and contains traces of arsenopyrite and pyrite in the first few meters, but no significant gold value was returned.

13.1.1.3 Section 27+25E

Three new holes were drilled in this section to test the Marco Zone between the vertical depth of 100 and 250 m.

CE-04-22 ran through a sequence of meta-basalt and intermediary vulcanite rock until it reached 115.85 m deep. Then from 115.85 to 145.5 m it struck microcline-altered dacitic gneiss. The ribbon rock is composed of PG, MC, QZ, GR, BO, AM and MG. The mineralized zone, situated between 140.0 and 144.8 m deep, returned 6.81 g/t over 4.8 m (cut grade). Light gray and fine-grained, it is located in an intensely deformed and silicified horizon. The mineralization is composed of 1-10% sulfides (PY, AS and PO); visible gold grains were noted at 144.3 m. From 145.5 m to 170 m deep (end of drill extremity) there is a meta-basalt composed of PG, AM, BO and MV.

CE-04-31 was drilled to intersect the Marco Zone 200 m under the surface. Between 0 m and 133.5 m, there is meta-basalt, frequently silicified, with several metric garnet-rich passages, followed by heavily altered non-mineralized dacitic gneiss (between 135.5 and 143.3 m). From here to 232 m deep, a sequence of meta-basalt, ash tuffs, and intermediate to felsic crystal tuffs was intersected. These rocks are silicified, sometimes biotitized. Muscovite schist was noted between 202.9 and 204 m. The dacitic gneiss was intersected between 232.0 and 263.5 m, including a mineralized zone between 252.8 and 264.5 m that returned 2.33g/t over 11.7 m. The latter is intensely altered (QZ, MC, CB, AM) and contains a section affected by multiple drag folds (255.3 to 257.3 m). The sulfides (AS, PY, PO) do not exceed 7%. The folded zones are arsenopyrite-rich. The drill hole ends at level 281 m in an intermediary FP and QZ porphyry vulcanite.

CE-04-32 is located in the same area, but follows a more accentuated plunge to intersect the Marco Zone at a vertical depth of 250 m. The lithologies are similar. The non-mineralized dacitic gneiss is thicker (143.7 to 163.1 m) and the superior wall of the mineralized zone is occupied by an intermediary ash and crystal tuff. The wall is altered (silica, microcline and amphibole), and contains no sulfide. It returned no gold value. The dacitic gneiss of the Marco Zone was intersected between 273.3 and 298.6 m deep. It is altered to the extent that alteration minerals (QZ, MC, AM, BO) form most of the rock (metasomatic rock). Sulfides (5-10% AS, PO, PY) are scattered throughout the entire unit. There are two open folds: one between 279.8 and 283.3 m, the other from 286.3 to 293.5 m. The mineralized zone returned 2.14g/t Au over 25.3m.

13.1.1.4 Section 27+78E

Two holes were drilled in this section. Three had already been drilled, including CE-04-18; the latter returned 4.52g/t over 15.0 m at a vertical depth of 150 m.

CE-04-23 targeted the Marco Zone 50 m below the drill point of CE-04-18. It came across meta-basalts until it reached a depth of 185.8 m. Then the hole ran through intermediary volcanite (185.8 to 198.4 m) that contains 25% of microcline-rich leucosomes. Between 198.4 and 218.4 m, there is dacitic gneiss typical of the Marco

Zone. Composed of MC, QZ, BO, PH and TL, it is poorly mineralized (<2% PY, PO and AS). A visible gold grain was noted 213.7 m deep. Then the hole came across something unusual: intensely deformed and altered (biotite and microline) basalt. This unit contains also a small quantity of PO, PY and AS (<2%) and it is sporadically injected with QZ-TL veins. Visible gold grains were noted at 221.7 and 228.6 m. Again there is mineralized altered dacitic gneiss from 234.2 to 245.5 m, most likely a fold repeat of the previous dacitic unit. From 199.0 to 245.0 m the auriferous zone graded 2.1g/t over 46.0 m. It encompasses two dacitic horizons as well as altered basalt that separates them. The latter unit gave the best values. The drill hole ends in a meta-basalt from 245.5 to 284.0 m. The difference towards the southern part of the Marco Zone in relation to CE-04-18 could be explained by the folding of the mineralized zone.

CE-04-36 was drilled to intersect the Marco Zone at a vertical depth of 200 m, 50 m below the drill point of CE-04-23. From the surface down to 221.9 m, we came across a sequence of meta-basalts interlayered with three thin horizons of altered (muscovite or sillimanite) felsic volcanite. Meta-basalt shows variable degrees of silicification and contains metric garnet-rich horizons. Dacitic gneiss is present from 221.9 to 279.0 m. It is light to medium grey and fine-grained. It is composed of FP, QZ and AM-BO (<10%). It is intersected by 30% of centimetric bands of poorly magnetic MC, AM and GR. These bands, representing a vein alteration, are less affected by the deformation than the enclosing gneiss. The mineralization contains AS and PY (1%), and is associated with the dacitic gneiss only. Tight folds are noted from 260.6 to 261.3 m, while an open fold occurs at 269.0 m. The gold grades clearly indicate the correlation with the sulfides grade. Three auriferous intersections were intersected: 2.05g/t Au over 3.0 m (226.0 to 229.0 m); 1.19g/t Au over 13.0 m (234.0 to 247.0m); and 2.57g/t over 1.0m (254.0 to 255.0 m). The inferior wall contains intermediary volcanite with a passage of FP porphyries. The drill hole ends at 314 m.

13.1.1.5 Section 28+30E

Two holes were drilled in this section where two others had been drilled in the past.

CE-04-24 targeted the Marco Zone at 200 m vertically below surface level. The hole ran through a sequence of more or less silicified meta-basalt, interlayered with thin amphibolitized garnet-rich horizons until 189.7 m deep. Those horizons contain PY-PO (up to 5%); they probably are at the origin of the induced polarization anomalies north of the Marco Zone. Two horizons of intermediary vulcanite rock of about 10 m thick intersect the meta-basalt unit: one from 104.0 to 109.0 m, the other from 124.0 to 132.0 m. Dacitic gneiss is found from 189.7 to 259.3 m. Its ribbon texture is due to the alternation of centimetric quartz-feldspar strips embedded in a dark colored rock that contains PL, MC, QZ, BO, AM, MG, CL, TL, and FK, with magnetism ranging from low to average. Sulfides are distributed in 7 distinct zones, from 0.2 to 2.6 m thick, between 213.3 and 246.0 m. They occur in light grey and very fine-grained horizons. They contain arsenopyrite (<5%), pyrite (<3%) and pyrrhotite, and are finely disseminated and aligned in the foliation plane. Many gold grains <0.1mm are visible between 243.6 and 244.7 m.

From 213.0 m to 226.0 m there are several isolated gold values ranging from 0.5 to 3.2g/t Au over thicknesses ranging from 0.5 to 1.0 m. One well-defined auriferous zone stretches from 233.0 to 246.0 m, grading 1.6g/t Au over 13.0 m, including 5.9g/t Au over 2.0 m (from 243.0 to 245.0 m).

The inferior wall is composed of meta-basalt. The hole ends at 275.7 m.

CE-04-33 was mistakenly positioned by the report writer on the same site as CE-04-24 rather than on that of CN-04-23. Since drill holes 24 and 33 have a similar plunge, the latter repeated essentially the same lithological sequence. After a megascopic examination of the intermediary volcanite horizons intersecting the meta-basalt in the first half of the hole, they were defined as ash/crystal tuffs, and locally lapilli tuffs.

The dacitic gneiss rock that hosts the Marco Zone occurs between 184.1 to 236.9 m. Again the mineralization is distributed in many distinct zones, four of which are worth mentioning: 3.8g/t Au over 1.1 m from 191.7 to 192.8 m; 1.4g/t Au over 1.0 m from 204.0 to 205.0 m; 1.1g/t Au over 3.0 m from 216.0 to 219.0m; and 3.3g/t Au over 3.0 m from 228.0 to 231.0 m. No gold grain was observed; this could explain why the gold grades returned by this drill hole are inferior. With the drill plunge deviating in depth, the drill point of hole 33 in the mineralized zone was 20 m above that of drill hole 24.

There is a transitional zone from 236.9 to 248.0 m. It is composed of silica-altered meta-basalt and MT interbedded with 20% of dacitic. From 348.0 to 277.0 (end of hole), poorly silica-altered meta-basalt occurs.

13.1.1.6 Section 28+80E

CN-04-25 was drilled in this section where fan drilling had already been completed (CN-04-03 et 04). From surface level to 124.5 m, the hole ran through a sequence of meta-basalt rock intersected by two decimetric horizons of intermediary vulcanite and one thin decimetric horizon of dacitic gneiss. The dacitic gneiss unit of the Marco Zone extends from 124.5 to 184.1 m. The fine-grained rock is medium gray. Its ribbon texture is due to an alternation of centimetric alteration veins composed of ML, QZ, AM, BO and CB in a rock made of FP, QZ, BO, AM and TL. The microcline contains damourite (variety of sericite). Magnetism varies from low to average. Reaction to acid is weak with powder only (ankerite or dolomite). Deformation is strong to extreme. An open fold was noted at 176.8 m. The mineralization is composed of AS-PY-PO (<5%) and in general associated with very deformed zones. It concentrates in five major zones 0.3 to 2.7 m thick. They graded as follows: 3.8g/t Au over 0.8 m from 141.8 to 142.6 m; 3.5g/t Au over 1.0 m from 149.0 to 150.0 m; 3.4g/t Au over 1.0 m from 159.0 to 160.0 m; 1.0g/t Au over 1.0 m from 173.0 to 174.0 m; and 1.5g/t over 1.0 m from 176.0 to 177.0 m.

The hole ends in meta-basalt, from 184.0 to 209.0 m.

13.1.2 Contact Zone

In the course of the campaign carried out in the summer of 2004, five holes totaling 628 m were drilled on the Contact Zone over a distance of 900 m, between section 4+75E and section 13+75E. The campaign aimed to test the lateral or in-depth extension of the best intersections obtained during drilling operations completed in spring 2004.

13.1.2.1 Section 4+75E

CE-04-26 was drilled 50 m west of section 5+25E where CE-04-11 had returned 53.6g/t Au over 6.0 m, including 1,030.5g/t over 0.3 m (uncut) at a vertical depth of 30 m; CE-04-20 returned 15.8g/t Au over 1.0 m at 55 m below surface level. CE-04-26 aimed for the western extension of this high-grade zone at a vertical depth of 25 m.

CE-04-26 first ran through a sequence of meta-basalt and gabbro feeders between 3.0 and 25.9 m. A strongly epidotized AU-anomalous (0.49g/t Au over 2.0 m) zone containing <1% of PY was encountered from 3.0 to 5.0 m. A fold was noted from 23.7 to 24.4 m.

Between 25.9 and 27.4 m, the hole intersected a strongly altered zone injected by multiple QZ veinlets. The zone contains the following minerals: hematite, amphibole, chlorite and muscovite. Its mineralization is composed of PY (<25%) and AS (3%) in veinlet or mass form. The upper part of the zone returned 1.92g/t Au over 1.0 m (25.9 to 26.9 m).

From 27.4 to 51.0 m, biotite schist possibly originates from sedimentary rock.

Though similar to the former, the schist rock found between 51.0 to 51.6 m contains chlorite and is affected by several Z-shaped drag folds. It contains traces of sulfides and is Au-anomalous (0.5g/t over 0.6 m).

From 51.6 to 107 m (end of drill hole), paragneiss typical of the Laguiche Group was observed. It is composed of BO, MV, QZ, FP and GR, and intersected by leucosomes (5-15%) resulting from partial fusion. The mineralization is composed of PY-PO (2-3%). The unit is Au-anomalous and contains many values ranging from 0.1 to 0.3g/t, including 0.6g/t and 0.8g/t. A much more significant value is located in the upper wall of the carbonated fault zone: 2.8g/t over 1.0 m from 70.0 to 71.0 m.

13.1.2.2 Section 5+75E

CE-04-27 was drilled 50 m east of section 5+25E, where significant gold values had been obtained (see section 4+75E). It targeted the Contact Zone at less than 50 m deep vertically.

From 4.0 to 18.3 m the drill hole crossed gabbro. It first had a homogranular texture, but then the texture changed to porphyric. From 18.3 to 21.6 m, it crossed a very fine-grained felsic dyke. From 21.6 to 45.0 m, it intersected a sequence of meta-basalt and gabbro veins. An altered zone injected by QZ veinlets is found from 45.0 to 46.0. The zone is similar to that intersected by CE-04-26 in section 4+75E. Again the mineralization is chiefly composed of PY (<25%) and AS (3%), and gold grade is superior: 8.5g/t over 1.0m. From 46.0 to 110.0 m the hole ends in paragneiss of the Laguiche Group that shows various degrees of deformation. Frequently Au-anomalous it returned one value worth mentioning: 1.2g/t Au over 1.0 m from 89.0 to 90.0m.

13.1.2.3 Section 12+75E

CE-04-29 aimed to test the western extension of the auriferous zone that had been intersected by CE-04-14 (11.8g/t Au over 4.7 m) at about the same depth (-50 m).

From 4.0 to 110.5 m, it crossed a sequence of meta-basalt intersected by gabbro veins. A 1.5 m talc-biotite zone near the inferior contact represents a deformed passage of the meta-basalt. Despite the poor quantities of PY, PO and AS in certain areas, the highest value reads 0.8g/t over 0.7 m from 54.7 to 55.0 m. From 85.5 to 88.4 m, there is a fine-grained paragneiss horizon with BO, GR, FP and QZ. The drill hole ends in migmatized biotite paragneiss typical of the Laguiche Group (110.5 to 137.0 m). The unit is poorly mineralized. A few centimetric passages contain limited quantities of PY, PO and AS. A gold value of 1.5g/t Au over 1 m was obtained near contact (113.0 to 114.0 m). However the drill hole ends in an anomalous zone, 6 m thick, where values increase with depth (from 0.1 to 0.8g/t). That could be the beginning of a mineralized zone.

13.1.2.4 Section 13+25E

This section had already been drilled. CE-04-14 had returned the best auriferous intersection of the Contact Zone: 11.8g/t Au over 4.7 m at a vertical depth of 70 m below surface level.

CE-04-28 was positioned to intersect the Contact Zone at a vertical depth 100 m. From 7.0 to 139.3 m there is a sequence of meta-basalt intersected by gabbro feeders. Two semi-massive mineralized zones containing PY-PO (<10cm) at 13 and 25 m returned no gold value. However sheared gabrro injected by QZ-FP veinlets containing AS-PY-PO (10%) graded 0.8g/t Au over 1.1 m (from 89.8 to 90.9 m). A thin biotite-garnet gneiss horizon occurs from 111.7 to 112.7m. Leucosomes (25%) suggest the presence of a remnant of paragneisses of the Laguiche Group that moved to the fault zone. The paragneiss rocks associated with meta-basalts have not been affected by a metamorphism strong enough to produce partial fusion.

From 130.0 to 139.3 m, meta-basalt and gabbro become very deformed and strongly altered (chlorite). It contains variable quantities of PY (10-25%), AS (1-3%) and traces of PO. Disseminated sulfides and millimetric stringers surround fragments in brecciated passages. At the center of this zone, from 132.5 to 134.7 m, there is another poorly mineralized remnant of paragneisses of the Laguiche Group. This deformation zone returned 1.0g/t over 5.1 m from 131.0 to 136.1 m.

From 139.3 to 164.7 m (end of hole) paragneiss of the Laguiche Group contains many Au-anomalous values. One is worth mentioning: 1.3g/t Au over 1.0 m from 144.0 to 145.0m.

13.1.2.5 Section 13+75E

CE-04-30 was drilled to test the eastward extension of the auriferous zone that CE-04-14 had intersected (11.8g/t Au over 4.7 m) at about the same depth (-50m).

The standard upper wall of the Contact Zone, from 4.0 to 73.1 m, is a sequence of meta-basalt intersected by gabbro veins. The rock is frequently sheared, and a remnant of paragneisses of the Laguiche Group is inserted between 52.2 and 57.5m (tectonic mixture). No significant gold value is associated with the upper wall of the Contact Zone.

From 73.1 to 100.0 m, paragneiss of the Laguiche Group is composed of QZ, FP, BO and intersected by leucosomes (25%) due to partial fusion. In general its mineralization comes down to traces of blanket PY on biotite. At 75.5 m there is a 10 cm passage with 5% of PY. Traces of AS occur near contact with meta-basalt. The main auriferous intersection is located here: 11.8g/t over 1.0 m from 75.0 to 76.0 m. A second auriferous zone, grading 2.6g/t Au over 1.0 m, is found from 99.0 to 100.0 m. No mention made of mineralization in that area.

13.1.3 Exploration Drilling - Section 49+00E

The last hole of the campaign was drilled in low induced polarization associated with a magnetic high. This geophysical signature is similar to that of the Marco Zone. Also the stratigraphic level was favorable to the intersection of the eastward extension of the Marco Zone.

CE-04-37 was positioned to intersect the geophysical anomaly at a vertical depth of 40 m, and pursue in the broadest magnetic high.

From 6.8 to 122.7 m, the drill hole struck more or less silicified meta-basalt locally mylonitized. Then magnetite occurs (<1%) from 56.9 to 61.0 m and 95 to 119.5 m. The first magnetite zone corresponds to the depth at which the IP anomaly was to be intersected. No mineralization likely to explain the IP anomaly was observed.

From 122.7 to 125.0 m, the hole ends in intermediary porphyric gneiss. The highest gold value obtained was 55ppb.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2004 program were obtained to determine the elemental concentrations in a quantitative way by Laboratoire Expert Inc., Rouyn-Noranda (Québec) and by Activation Laboratories Ltd, Ancaster (Ontario). Samples have been collected at the bedrock surface by either a hammer or a saw and at depth by drilling. Rocks collected with a hammer have been located with the use of a GPS instrument. Samples picked up from trenches have been positioned relative to each other following the GPS positioning of their respective trenches.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1 Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Mirage or Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2 Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the Laboratoire Expert Inc. laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5ppb. All values over 500ppb were re-assayed by fire assay and gravimetric finish with a detection limit of 3ppb.

The samples taken from the Cu-Mo porphyry area were analysed for gold by the same method and for 31 elements, including Ag, Cu and Mo, by plasma (scan ICP-EOS) following an extraction by aqua regia. Some samples were taken for whole rock assays by plasma (ICP 4B) to confirmed their composition and lithological name. The pulp of the samples analysed by plasma were send by Laboratoire Expert Inc. to Activation

Laboratories Ltd, who performed those assays at their Ancaster (Ontario) facilities. **Values greater than 1% for Cu and Mo obtained by plasma have only an accuracy of 10-15% and should not be relied upon for ore reserve calculations.**

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards to every batch of core and channel samples send for analysis at assayer's laboratories. Blank sample are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

No contamination nor analytical accuracy problem have been detect in the assays perform for the Corvet Est property in 2004.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Corvet Est property is made up of a bi-modal volcano-sedimentary unit thrusted over the Laguiche Group (migmatized paragneiss). Two mains auriferous zones, Marco and Contact, and a minor one, Echo, have been outlined by Virginia Gold Mines from 2002 to 2004. In late 2004, the Sao Cu-Mo-Ag porphyry showing was discovered in the northern part of the property.

21.1 Marco zone

The Marco zone has been follow on outcrops, trenches and by drill holes over a length of 1.3km, with a true width of 1.8 to 39.6m. It is located within a broader dacitic unit. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alterated and highly deformed dacitic gneiss. The alteration minerals included silica, microcline, amphibole, garnet and tourmaline. The mineralization is clearly re-aligned by the deformation parallel to the S_1 plane and is affected by the P_2 drag folds.

So far 20 diamond drill holes have tested this auriferous zone. Most of them (19) are concentrated in a 200m long section in the eastern part of the zone, where the first showing was discovered in 2003. The three others, situated from 400 to 700m to the west, indicated the continuity of the mineralized system between the areas exposed in surface at both sides of the Boomerang Lake. The best auriferous intersections have been obtained in drilling: 4.5g/t Au over 15.0m in CE-04-18; and 2.1g/t Au over 46.0m in CE-04-32.

The Marco zone has been well tested only over 10% of her length. So there still a great potential of discovery along this zone. The section L20E, where two holes have been drilled, show that the west side of the Marco zone can be as good as the east one in terms of mineralization and width. Also, in this section, gold concentrations seemed to improve with depth.

21.2 Contact zone

The Contact zone is situated at the faulted contact between the volcano-sedimentary unit and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and oddly in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact but the width is often just about 1m. The best intersection in trench is 6.7g/t Au over 2.0m (TR-CE-03-01). In drilling the hole CE-04-14 have a wider intersect then usual: 11.8g/t Au over 4.7m (from 89 to 93.7m). Three deceiving holes have been drilled around CE-04-11 during the summer 2004, showing that it's not easy to make tonnage along this zone.

The potential of the Contact zone probably reside in the irregularities of the fault's strike where mineralized fluids could have been trapped in low pressure zone.

21.3 Echo zone

The Echo zone is similar to the Marco zone in terms of mineralization and host rock. The deformation and the alteration are less developed. The magnetic high associated with the zone is 1.2km long but the outcrop are scarce and the Echo zone is still poorly know. At surface there is just about 100m between the Echo and Marco zones. We don't know how the Echo zone evolves at depth.

21.4 Sao Mo-Cu-Ag porphyry

The discovery of the Sao showing is relatively recent. Few works have been done so far except a basic prospecting, mapping and sampling, and two channel sampling. The mineralization is spread in a large area covering 0.7 by 3.0km with most of the high values concentrated in a 0.3 by 0.3km. The mineralization, consiting of molybdenite and/or chalcopyrite, is contained in multi-oriented veins and fractures. The host rock is a lightly deformed tonalite. Chosen samples have graded up to 4.2% Mo (sample 18905) and 1.5% Cu, 55g/t Ag and 0.2g/t Au (sample 18902). However, the Mo values over 1% obtained by the plasma method have just a 10-15% precision and should not be used for ore reserve calculations. Considering the high market price it has reached recently, molybdenum is becoming a more interesting commodity to explore for.

Rubrique 22 : Recommandations

Presently the Marco zone still has the best potential for an economic gold deposit on the Corvet Est property. The zone should be drill-tested systematically with 100 to 150m spacing between L16E and L30+50E at a depth of 75m. Whole rock analysis performed on selected holes can be very useful for quantified the alteration and defined a zoning in the hydrothermal system.

The best drill targets on the Contact zone are around L8E and L40E where the fault have sudden shift of direction. The L8E target is well documented by outcrop and trenches, but the L40E area is covered by deep overburden.

The Echo zone must not be underestimated because the gold mineralization can improve at depth, or laterally where there is no outcrop. Some short drill holes may help evaluated the potential of this zone.

The Sao Mo-Cu-Ag porphyry is still at a grass root stage. More mapping and trenching must be done on this target. Some soils geochemistry can also help to define the center of the stock work system. A gravimetric survey can be another useful tool to evaluate the extension at depth before drilling.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Charles Perry*, resident at 1260 bvl. St-Majorique, Gaspé, Qc, G4X 6T2, hereby certify that :

- I am presently employed as a Project Geologist with Geonordic Technical Services inc., 1045 Larivière ave., Rouyn-Noranda, Qc, J9X 5C3.
- I have received a B. Sc. In Geological Engineering in 1991 from Laval University, Quebec City, Qc.
- I have been working as a geologist in mineral exploration since 1991.
- I am a professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 119982.
- I am a qualified person with respect to the Corvet Est project in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from june to October 2004 while participating to the mapping, trenching and drilling works and was the Project Geologist.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Virginia Gold Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an ''independent qualified person''.
- I have been involved in the Corvet Est project since may 2004.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 5th day of May 2005.

''Charles Perry''

INGÉNIEUR - ENGINEER
Charles Perry
119982
QUÉBEC

Charles Perry, B.Sc., P. Eng.

5

ITEM 23 REFERENCES

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Eade, K.E., 1966 – Fort George river and Kaniapiskau river (West-half) map areas, New Quebec. Geological Survey of Canada, Memoir 339.

Oswald, R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Sharma, K.N.M., 1977 – Région de La Grande Rivière, M.R.N.Q., Rapport géologique 184, 75p.

Savard, M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3p.

Simoneau, P., Tsimbalanga, S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8p.

Tsimbalanga, S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9p.

ITEM 26 ILLUSTRATIONS

VIRGINIA GOLD MINES INC.



Mujivik
Kangiqsujuaq
Puvirnituq
Ungava Bay
N
Kuujjuaq
Hudson Bay
CORVET EST PROPERTY
Caniapiscau
Schefferville
Radisson
Wemindji
James Bay
Fermont
Waskaganish
LABRADOR
QUEBEC
Matagami
Chibougamau
Sept-Îles
Baie-Comeau
Rouyn Noranda
Val-d'Or
Québec
Ottawa
Montréal
0
200
400
600
Kilometers
Scale 1 : 10 000 000

Location of Corvet Est Property

FIGURE 1

VIRGINIA GOLD MINES INC.

CORVET EST PROPERTY

CLAIM MAP


74°00' W
N
S
53°19' N
33 G/00
33 H/05
33 G/01
33 H/01
Virginia Claim
0
2
4
Kilometers
Scale 1 100 000

FIGURE 2

VIRGINIA GOLD MINES INC.

CORVET EST PROPERTY

REGIONAL GEOLOGY



74°00' W
53°15' N
N
I1D,I1E,BO(I2),BO(FO)
V3B
I1D
M1,GO,GR
M4,BO(IV),I1D
M1
33 G/03
33 H/05
33 G/01
33 H/04
I3B
I3B
Modified geology from the RG 2001-15
Virginia Claim
0
5
10
Kilometers
Scale 1 : 200 000

FIGURE 3

Appendix 1 : Légende générale de la carte géologique MB 96-28

Appendix 2 : List of claims

Claim No	NTS	Surface (ha)	Row	Colunn	Recording Date	Expiration Date
0007958	33 H/05	51,49	7	11	20031201	20051130
0007959	33 H/05	51,49	7	12	20031201	20051130
0007960	33 H/05	51,49	7	13	20031201	20051130
0007961	33 H/05	51,49	7	14	20031201	20051130
0007962	33 H/05	51,48	8	10	20031201	20051130
0007963	33 H/05	51,48	8	11	20031201	20051130
0007964	33 H/05	51,48	8	12	20031201	20051130
0007965	33 H/05	51,48	8	13	20031201	20051130
0007966	33 H/05	51,48	8	14	20031201	20051130
0007967	33 H/05	51,47	9	7	20031201	20051130
0007968	33 H/05	51,47	9	8	20031201	20051130
0007969	33 H/05	51,47	9	9	20031201	20051130
0007970	33 H/05	51,47	9	10	20031201	20051130
0007971	33 H/05	51,47	9	11	20031201	20051130
0007972	33 H/05	51,47	9	12	20031201	20051130
0007973	33 H/05	51,47	9	13	20031201	20051130
0007974	33 H/05	51,47	9	14	20031201	20051130
0007975	33 H/05	51,46	10	9	20031201	20051130
0007976	33 H/05	51,46	10	10	20031201	20051130
0012823	33 H/05	51,51	5	15	20040130	20060129
0012824	33 H/05	51,51	5	16	20040130	20060129
0012825	33 H/05	51,51	5	17	20040130	20060129
0012826	33 H/05	51,50	6	10	20040130	20060129
0012827	33 H/05	51,50	6	11	20040130	20060129
0012828	33 H/05	51,50	6	12	20040130	20060129
0012829	33 H/05	51,50	6	13	20040130	20060129
0012830	33 H/05	51,50	6	14	20040130	20060129
0012831	33 H/05	51,50	6	15	20040130	20060129
0012832	33 H/05	51,50	6	16	20040130	20060129
0012833	33 H/05	51,50	6	17	20040130	20060129
0012834	33 H/05	51,49	7	4	20040130	20060129
0012835	33 H/05	51,49	7	5	20040130	20060129
0012836	33 H/05	51,49	7	6	20040130	20060129
0012837	33 H/05	51,49	7	15	20040130	20060129
0012838	33 H/05	51,49	7	16	20040130	20060129
0012839	33 H/05	51,49	7	17	20040130	20060129
0012840	33 H/05	51,48	8	1	20040130	20060129
0012841	33 H/05	51,48	8	2	20040130	20060129
0012842	33 H/05	51,48	8	3	20040130	20060129

Claim No	NTS	Surface (ha)	Row	Colunn	Recording Date	Expiration Date
0012844	33 H/05	51,48	8	15	20040130	20060129
0012845	33 H/05	51,48	8	16	20040130	20060129
0012846	33 H/05	51,48	8	17	20040130	20060129
0012847	33 H/05	51,47	9	1	20040130	20060129
0012848	33 H/05	51,47	9	2	20040130	20060129
0012849	33 H/05	51,47	9	15	20040130	20060129
0012850	33 H/05	51,47	9	16	20040130	20060129
0012851	33 H/05	51,46	10	1	20040130	20060129
0012852	33 H/05	51,46	10	2	20040130	20060129
0012853	33 H/05	51,46	10	3	20040130	20060129
0012854	33 H/05	51,46	10	4	20040130	20060129
0012855	33 H/05	51,46	10	5	20040130	20060129
0012856	33 H/05	51,46	10	6	20040130	20060129
0012857	33 H/05	51,46	10	7	20040130	20060129
0012858	33 H/05	51,46	10	8	20040130	20060129
0012859	33 H/05	51,46	10	11	20040130	20060129
0012860	33 H/05	51,46	10	12	20040130	20060129
0012861	33 H/05	51,46	10	13	20040130	20060129
0012862	33 H/05	51,46	10	14	20040130	20060129
0012863	33 H/05	51,46	10	15	20040130	20060129
0012864	33 H/05	51,46	10	16	20040130	20060129
0012865	33 H/05	51,45	11	6	20040130	20060129
0012866	33 H/05	51,45	11	7	20040130	20060129
0012867	33 H/05	51,45	11	8	20040130	20060129
0012868	33 H/05	51,45	11	9	20040130	20060129
0012869	33 H/05	51,45	11	10	20040130	20060129
0012870	33 H/05	51,45	11	11	20040130	20060129
0012871	33 H/05	51,45	11	12	20040130	20060129
0012872	33 H/05	51,45	11	13	20040130	20060129
0012873	33 H/05	51,45	11	14	20040130	20060129
0012874	33 H/05	51,44	12	8	20040130	20060129
0012875	33 H/05	51,44	12	9	20040130	20060129
0012876	33 H/05	51,44	12	10	20040130	20060129
0012877	33 H/05	51,44	12	11	20040130	20060129
0012878	33 H/05	51,44	12	12	20040130	20060129
0027583	33 H/05	51,51	5	12	20040716	20060715
0027584	33 H/05	51,51	5	13	20040716	20060715
0027585	33 H/05	51,51	5	14	20040716	20060715

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
0027596	33 H/05	51,50	6	8	20040716	20060715
0045158	33 H/05	51,49	7	18	20041109	20061108
0045159	33 H/05	51,49	7	19	20041109	20061108
0045160	33 H/05	51,48	8	18	20041109	20061108
0045161	33 H/05	51,48	8	19	20041109	20061108
0045162	33 H/05	51,47	9	17	20041109	20061108
0045163	33 H/05	51,47	9	18	20041109	20061108
0045164	33 H/05	51,47	9	19	20041109	20061108
0045165	33 H/05	51,46	10	17	20041109	20061108
0045166	33 H/05	51,46	10	18	20041109	20061108
0045167	33 H/05	51,46	10	19	20041109	20061108
0045168	33 H/05	51,45	11	15	20041109	20061108
0045169	33 H/05	51,45	11	16	20041109	20061108
0045170	33 H/05	51,45	11	17	20041109	20061108
0045171	33 H/05	51,45	11	18	20041109	20061108
0045172	33 H/05	51,45	11	19	20041109	20061108
1104758	33 H/05	51,49	7	7	20021107	20061106
1104759	33 H/05	51,49	7	8	20021107	20061106
1104760	33 H/05	51,49	7	9	20021107	20061106
1104761	33 H/05	51,49	7	10	20021107	20061106
1104762	33 H/05	51,48	8	5	20021107	20061106
1104763	33 H/05	51,48	8	6	20021107	20061106
1104764	33 H/05	51,48	8	7	20021107	20061106
1104765	33 H/05	51,48	8	8	20021107	20061106
1104766	33 H/05	51,48	8	9	20021107	20061106
1104767	33 H/05	51,47	9	3	20021107	20061106
1104768	33 H/05	51,47	9	4	20021107	20061106
1104769	33 H/05	51,47	9	5	20021107	20061106
1104770	33 H/05	51,47	9	6	20021107	20061106

Appendix 3 : Trenches

Appendix 4 : Drill logs

Corvet Est Property

Table 1. 2004 Trenches

Trenches	Easting	Northing	Zones	Samples	Bests Values (in gold if not specified)
TR-CE-04-01	570862	5906957	Iron formation	26	33ppb /1.0m
TR-CE-04-02	571844	5907012	Marco	0	Undescribed. Just the hanging wall is expose.
TR-CE-04-03	571884	5907031	Marco	47	4.18g/t /2.0m; 1.51g/t /1.0m; 1.18g/t /1.0m and 3.33g/t /1.0m
TR-CE-04-04	571872	5907067	Marco	0	Undescribed. Just the hanging wall is expose.
TR-CE-04-05	571842	5907106	Marco	31	Enlargement of TR-03-09 (3.79g/t /5.2m) without improving the intersect that read 3.84g/t /3.25m.
TR-CE-04-06	571820	5907120	Marco	0	Undescribed. Just an enlargement of TR-03-10.
TR-CE-04-07	571812	5907134	Marco	0	Undescribed. Just an enlargement of TR-03-11.
TR-CE-04-08	571782	5907183	Marco	7	2.61g/t /3.0m
TR-CE-04-09	571801	5907176	Marco	10	7.82g/t /3.0m
TR-CE-04-10	571933	5906996	Marco	30	1.68g/t /5m including 2.40g/t /3m
TR-CE-04-11	572000	5906943	East Marco	0	Fail attempt
TR-CE-04-12	572035	5907108	I.P.-10	8	65ppb /1.0m
TR-CE-04-13	572007	5906860	East Marco	0	Undescribed. Just the basalt is expose.
TR-CE-04-14	572089	5906802	East Marco	30	24ppb /1.0m
TR-CE-04-15	572161	5906769	East Marco	55	50ppb /1.0m and a select sample reading 195ppb
TR-CE-04-16	571612	5907345	West Marco	17	Only the hanging wall is expose; 28ppb /1.0m
TR-CE-04-17	571486	5907455	West Marco	9	Only the hanging wall is expose; 17ppb /1.0m
TR-CE-04-18	571013	5907653	West Marco	36	3.62g/t /2.0m et 1.68g/t /1.0m
TR-CE-04-19	570942	5907664	West Marco	42	3.38g/t /2.0m et 1.21g/t /1.0m
TR-CE-04-20	570880	5907709	West Marco	53	1.47g/t /1.0m
TR-CE-04-21	570855	5907814	West Marco	30	Just the basalt is outcroping in this trench; 28ppb /1.0m
TR-CE-04-22	569222	5907651	Contact	42	6,51g/t /1.0m

Trenches	Easting	Northing	Zones	Samples	Bests Values (in gold if not specified)
TR-CE-04-23	569333	5907578	Contact	40	0.93g/t /1.0m
TR-CE-04-24	569479	5907513	Contact	12	Partial exposure only; 0.23g/t /1.0m
TR-CE-04-25	569616	5907338	Axe P.P.-1	37	Pyritic parageneiss: 0.36g/t /1.0m
TR-CE-04-26	569643	5907360	Contact	7	1.60g/t /1.0m
TR-CE-04-27	569662	5907337	Contact	17	2.43g/t /1.0m
TR-CE-04-28	569744	5907249	Contact	12	Partial exposure only; 0.16g/t /1.0m
TR-CE-04-29	569770	5907207	Contact	17	9.33g/t (select sample)
TR-CE-04-30	569999	5907130	Contact	21	0.92g/t /1.0m
TR-CE-04-31	570058	5907108	Contact	18	1.14g/t /1.0m
TR-CE-04-32	570219	5907040	Contact	4	Partial exposure only; 1.03g/t (select sample)
TR-CE-04-33	570605	5906843	Contact	12	1.14g/t /1.4m
TR-CE-04-34	570811	5906802	Contact	0	Fail attempt
TR-CE-04-35	571161	5906690	Contact	10	4.56g/t /0.4m open at the S-E side (overburden)
TR-CE-04-36	571313	5906622	Contact	13	2.09g/t /1.0m open at the north side
TR-CE-04-37	571493	5906596	Contact	10	0.39g/t /1.0m
TR-CE-04-38	571703	5906515	Contact	15	1.30g/t /1.0m open at both ends
TR-CE-04-39	572065	5906378	Contact	3	0.17g/t /0.7m
TR-CE-04-40	572311	5906264	Contact	18	Partial exposure only; 0.38g/t (select sample)
TR-CE-04-41	572322	5906317	Iron formation	13	29ppb /1.0m
TR-CE-04-43	571780	5906900	Echo	33	2.57g/t /1.0m
TR-CE-04-44	573001	5906092	Contact	14	1.7 g/t / 3.0m including 4.52g/t /1.0m
TR-CE-04-45	573009	5906078	Contact	4	0.48g/t /2.0m
TR-CE-04-46	575166	5908305	Sao showing	20	1.06% Mo, 0,24% Cu, 23.5g/t Ag over 1.0m
TR-CE-04-47	575030	5908186	Sao showing	18	0.10% Mo, 0,04% Cu, 2.2g/t Ag over 1.0m

Corvet Est Property

Table 2. July-October 2004 Drilling

Hole Name	*Line*	*Station*	*Strike*	*Dip*	*Lenght. (m)*	*from*	*to*	*lenght*	*true thickness*	*g/t Au*
CE-04-22	27+25E	10+45N	N210	-60	170	140,0	144,8	4.8m	3.2m	6.81 (cut)
								4.8m	3.2m	8.92 (un-cut)
						144,0	144,8	0.8m	0,5m	46,95
CE-04-23	27+78E	10+97N	N210	-50	284	199,0	245,0	46.0m	39.6m	2,10
						incl. 226.0	236,0	10.0m	8.6m	4,50
CE-04-24	28+30E	10+73N	N210	-55	275,7	233,0	246,0	13.0m	10.0m	1,59
						incl. 243.0	245,0	2.0m	1.5m	5,91
CE-04-25	28+82E	10+10N	N210	-55	209	141,8	142,65	0.85m	0.7m	3,81
						149,0	150,0	1.0m	0.8m	3,50
						159,0	160,0	1.0m	0.8m	3,43
						173,0	174,0	1.0m	0.8m	1,06
						176,0	177,0	1.0m	0.8m	1,51
CE-04-26	4+75E	0+15N	N210	-60	107	70,0	71,0	1.0m	0.8m	2,78
CE-04-27	5+75E	0+15N	N210	-60	110	45,0	46,0	1.0m	0.8m	8,50
CE-04-28	13+25E	0+83N	N210	-48	164,7	131,0	136,0	5.1m	3.8m	1,01
CE-04-29	12+75E	0+48N	N210	-45	137	113,0	114,0	1.0m	0.8m	1,51
CE-04-30	13+75E	0+38N	N210	-45	108,65	75,0	76,0	1.0m	0.8m	11,81
CE-04-31	27+25E	11+42N	N210	-52	281	252,8	264,5	11.7m	9.0m	2,33
CE-04-32	27+25E	11+42N	N210	-58	305	273,3	298,6	25.3m	19.5m	2,14
CE-04-33	28+30E	10+73N	N210	-58	277	191,7	192,8	1.1m	0.8m	3,75
						204,0	205,0	1.0m	0.8m	1,37
						216,0	219,0	3.0m	2.3m	1,10
						228,0	231,0	3.0m	2.3m	3,29
CE-04-34	20+00E	10+97N	N210	-58	218	132,0	137,0	5.0m	4.2m	2,60
						incl.132.0	133,0	1.0m	0.8m	6,48
						144,0	147,0	3.0m	2.6m	2,56
						152,0	156,0	4.0m	3.4m	3,53
						incl.153.0	154,0	1.0m	0.8m	6,55
						166,0	167,0	1.0m	0.8m	1,07
						184,0	185,0	1.0m	0.8m	1,62
CE-04-35	23+00E	10+45N	N210	-46	100	68,0	70,0	2.0m	1.8m	4,99
CE-04-36	27+78E	10+97N	N210	-60	314	226,0	229,0	3.0m	2.4m	2,05
						234,0	247,0	13.0m	10.5m	1,19
						incl. 234.0	235,0	1.0m	0.8m	5,73
						254,0	255,0	1.0m	0.8m	2,57
CE-04-37	49+00E	11+91N	N210	-45	125	115,0	116,0	1.0m		0,06

16 drill holes for 3186.05m



N
Property boundary
VIRGINIA GOLD MINES INC.
CORVET EST PROJECT
Compilation Map
MAP 1